UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 12 December 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or "the Company")
APPEAL LODGED BY GOLD FIELDS’ SUBSIDIARY IN NATIVE TITLE PROCEEDINGS
Gold Fields advised the market on 27 January 2014, that Gold Fields' subsidiary, St Ives Gold Mining
Company Pty Ltd ("St Ives"), which owns the St Ives Gold Mine in Western Australia, has been joined as a respondent, alongside the State of Western Australia (the “State”) and other resources companies, in proceedings commenced in the Federal Court of Australia by the Ngadju People, seeking determination of its claim for native title over a parcel of land in the Goldfields region of Western Australia.
Gold Fields further advised the market on 7 July 2014 that the Federal Court had handed down a decision, which accepted the submissions of the Ngadju People that the re-grant of certain of St Ives’
tenements in 2004 by the State was not compliant with the correct processes in the Native Title Act 1993
(Cth), and as such, the re-granted tenements are invalid to the extent the exercise of rights under the tenements is inconsistent with the Ngadju People’s native title rights.
On 21 November 2014, the Federal Court made final orders in respect of this matter, which determined the nature and extent of the native title rights held by the Ngadju People. These Orders were consistent with, and gave effect to, the earlier decisions of the Federal Court.
St Ives, together with another major resources company and the State of Western Australia, has now lodged an appeal against aspects of the Federal Court’s decision to the Full Court of the Federal Court of
Australia (3 Judges), and anticipates that the matter will be heard during Quarter 3/4 2015.
Gold Fields remains strongly of the view that it has at all times complied with its obligations under the
Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Accordingly, St Ives will vigorously pursue its appeal to the Full Federal Court, and remains confident of a favourable outcome through this process.
Gold Fields will continue to keep the market informed of any material developments in the matter.
Johannesburg
12 December 2014
Sponsor
J.P. Morgan Equities South Africa (Pty) Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 12 December 2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer